Exhibit 12(b)

Ratio of Earnings to Fixed Charges

Union Pacific Corporation and Subsidiary Companies

(Unaudited)

	Six Months Ended June 30,
Millions of Dollars, Except for Ratios	2006	2005
Earnings:
Net income	$ 701	$ 361
Equity earnings net of distributions	(29)	(17)
Total earnings	672	344
Income taxes	420	209
Fixed charges:
Interest expense including amortization of debt discount	240	260
Portion of rentals representing an interest factor	118	101
Total fixed charges	358	361
Earnings available for fixed charges	$ 1,450	$ 914
Ratio of earnings to fixed charges	4.1	2.5